Filed pursuant to 424(b)(3)

Registration No. 333-229136

BLACK CREEK INDUSTRIAL REIT IV INC.

SUPPLEMENT NO. 12 DATED FEBRUARY 3, 2020

TO THE PROSPECTUS DATED SEPTEMBER 5, 2019

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Black Creek Industrial REIT IV Inc., dated September 5, 2019 (the “Prospectus”), as supplemented by Supplement No. 1, dated September 13, 2019, Supplement No. 2, dated October 10, 2019, Supplement No. 3, dated October 15, 2019, Supplement No. 4, dated October 17, 2019, Supplement No. 5, dated November 1, 2019, Supplement No. 6, dated November 15, 2019,  Supplement No. 7, dated November 22, 2019, Supplement No. 8, dated December 10, 2019, Supplement No. 9, dated December 13, 2019, Supplement No. 10, dated January 13, 2020 and Supplement No. 11, dated January 15, 2020. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to disclose:

•                  updated information regarding management;

•                  updated information regarding compensation of directors; and

•                  updated information regarding the Advisor’s management team.

•                                          MANAGEMENT

The following supersedes and replaces the section titled “Management—Management Committee” beginning on page 141 of the Prospectus and the section titled “Management—Combined Industrial Advisors Committee” beginning on page S-3 of Supplement No. 8:

Combined Industrial Advisors Committee

Our board of directors adopted a delegation of authority policy and pursuant to such policy, has established the Combined Industrial Advisors Committee and delegated the authority for certain actions to the Combined Industrial Advisors Committee. The Combined Industrial Advisors Committee is not a committee of our board of directors. Our board of directors has delegated to the Combined Industrial Advisors Committee certain responsibilities with respect to certain acquisition, disposition, leasing, capital expenditure and borrowing decisions. The Combined Industrial Advisors Committee does not have authority over any transactions between us and the Advisor, a member of our board of directors, or any of their respective affiliates. The Combined Industrial Advisors Committee is currently comprised of Rajat Dhanda, David M. Fazekas, Andrea L. Karp, Thomas G. McGonagle, Dwight L. Merriman III, Lainie P. Minnick, Scott Seager, Jeffrey W. Taylor, Scott Recknor, J.R. Wetzel, Joshua J. Widoff and Evan H. Zucker.

With respect to real property investments, our board of directors has delegated to the Combined Industrial Advisors Committee the authority to approve all unaffiliated real property acquisitions for a purchase price of up to $35.0 million, provided that certain acquisition criteria are satisfied.  Our board of directors established the acquisition criteria with the intent that the consideration to be paid for each such real property will be approved by the Combined Industrial Advisors Committee in accordance with the requirements set forth in our charter. Our board of directors, including a majority of the independent directors, must approve all real property acquisitions for a purchase price greater than $35.0 million.

With respect to real property investments, our board of directors has delegated to the Combined Industrial Advisors Committee the authority to approve all unaffiliated real property dispositions for a sales price of up to $25.0 million, provided that the aggregate amount of dispositions approved by the Combined Industrial Advisors Committee in any quarter may not exceed $50.0 million. Our board of directors, including a majority of the independent directors, must approve all real property dispositions (i) for a sales price greater than $25.0 million, and (ii) once the total dispositions approved by the Combined Industrial Advisors Committee in any quarter equals $50.0 million, for any sales price through the end of such quarter.

With respect to the lease of real property, our board of directors has delegated (i) to the Managing Director—Head of Asset Management the authority to approve any lease of real property, on such terms as the Managing Director—Head of Asset Management deems necessary, advisable, or appropriate, for total base rent up to and including $20.0 million over the base term of the lease, and (ii) to the Combined Industrial Advisors Committee the authority to approve the lease of real property, on such terms as the Combined Industrial Advisors Committee deems necessary, advisable, or appropriate, for total base rent up to $50.0 million over the base term of the lease.

With respect to capital expenditures (excluding capital expenditures approved by our board of directors in the ordinary course of budget approvals), (i) the Managing Director—Head of Asset Management and Real Estate Operations is authorized to approve any capital expenditure of up to $3.0 million over the line item approved by our board of directors in the budget for the specified property, and (ii) the Combined Industrial Advisors Committee is authorized to approve any capital expenditure of up to $7.0 million over the line item approved by our board of directors in the budget for the specified property.

With respect to borrowing decisions, our board of directors has authorized (i) the Chief Financial Officer to review and approve any proposed borrowing (secured or unsecured) for an amount of up to $50.0 million, and (ii) the Combined Industrial Advisors Committee to review and approve any proposed borrowing (secured or unsecured) for an amount of up to $100.0 million, provided that the total borrowings approved by the Combined Industrial Advisors Committee in any quarter may not exceed $100.0 million. The functions delegated to our officers and to the Combined Industrial Advisors Committee are subject to an annual review by our board of directors to ensure that the delegation of authority remains appropriate.

•                                          COMPENSATION OF DIRECTORS

The following supersedes and replaces the section titled “Management—Compensation of Directors” on page 143 of the Prospectus:

Compensation of Directors

We pay each of our independent directors $75,000 per quarter plus $2,500 for each board of directors or committee meeting attended in person or by telephone with an annual limit of $50,000. Each independent director also receives an annual equity award with an aggregate grant value on the date of grant of $75,000, which will be in the form of a restricted stock award that will vest upon the earlier to occur of (i) one year after the date of grant and (ii) his or her re-election to our board following the date of grant. All directors receive reimbursement of reasonable out-of-pocket expenses incurred in connection with attending meetings of our board of directors or of our committees. If a director is also one of our officers, we will not pay additional compensation for services rendered as a director.

We pay the following annual retainers (to be prorated for a partial term) to the Chairpersons of our board committees:

•                  $15,000 to the Chairperson of our Audit Committee;

•                  $10,000 to the Chairperson of our Investment Committee; and

•                  $10,000 to the Chairperson of our Nominating and Corporate Governance Committee.

•                                          THE ADVISOR

The following supersedes and replaces the biographical information of Lainie P. Minnick in the section titled “The Advisor and the Advisory Agreement—The Advisor” beginning on page 155 of the Prospectus and the section titled “The Advisor and the Advisory Agreement—The Advisor” beginning on page S-6 of Supplement No. 8:

Lainie P. Minnick, age 47, has served as our Managing Director, Head of Debt Capital Markets since May 2017. Ms. Minnick also has served as Senior Portfolio Manager for DPF since December 2019 and as Managing Director, Chief Financial Officer and Treasurer for DPF since April 30, 2018.  Ms. Minnick served as Senior Vice President of Finance for IIT from August 2010 to November 2015; as Treasurer of IIT from March 2014 to November 2015; as Senior Vice President of Finance for IPT since August 2012; as Treasurer for IPT since March 2014; as Senior Vice President of Finance for DPF since August 2010; and as Vice President of Finance for DPF from 2007 to August 2010. Ms. Minnick is primarily responsible for developing, executing and managing corporate and property-level financing and interest rate hedging strategies, managing lending relationships across DPF and IPT, and providing certain treasury management oversight and for our industrial platforms. Ms. Minnick has overseen the execution of over $10.0 billion of financings and associated interest rate hedging strategies for Black Creek affiliates, collectively, since 2007. From 2005 through 2007, Ms. Minnick was a Project Executive for Urban Villages, Inc., a real estate development firm. From 1999 through 2004, Ms. Minnick worked for Goldman Sachs, most recently as a Vice President working exclusively with the Whitehall Funds, a series of global real estate opportunity funds. Based in both New York and London, Ms. Minnick was responsible for executing real estate-related financing transactions throughout the U.S. and Europe. Prior to joining Goldman Sachs, Ms. Minnick worked for the Archon Group, a subsidiary of Goldman Sachs, where she was responsible for real estate-related portfolio management and loan asset management efforts. Ms. Minnick holds a Bachelor’s Degree in Business Administration from Southern Methodist University and a Master’s Degree in Business Administration from the Wharton School at the University of Pennsylvania.